EXHIBIT 12

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
Computation of Ratio of Margins to Fixed Charges
(Dollar Amounts In Thousands)

For the Years Ended May 31, 2001, 2000, 1999, 1998 and 1997

	2001	2000	1999	1998	1997

Net margins before extraordinary loss	$133,051	$116,497	$76,439	$62,216	$54,736

Add: Fixed charges	1,117,554	860,160	664,109	540,535	475,729

Margins available for fixed charges	$1,250,605	$976,657	$740,548	$602,751	$530,465

Fixed charges:

Interest on all debt (including amortization of discount and issuance costs)	$1,117,554	$860,160	$664,109	$540,535	$475,729

Total fixed charges	$1,117,554	$860,160	$664,109	$540,535	$475,729

Ratio of margins to fixed charges	1.12	1.14	1.12	1.12	1.12